One eCommerce
One Clyde Street, Box 83 Golf, Ill 60029	C o r p o r a t i o n

Harry A. Nass, III
President

September 13, 2011

Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
100 F Street, NE
Washington, D. C. 20549

VIA FACSIMILE 703-813-6963

Re:	Response to your comment letter to John B. Welch, c/o One eCommerce Corporation of August 29, 2011
File No. 001-34048

Dear Ms. Jenkins:

One eCommerce Corporation has undertaken the inclusion of its interactive data in XBRL format in its EDGAR filings pursuant to the SEC’s requirements that the company as a smaller reporting company GAAP filer, commence to do so as of the reporting period that ends after June 15, 2011.

The first filing subject to this requirement was Form 10-Q for June 30, 2011.  The first page of Form 10-Q filed on August 17, 2011 for the period ending June 30, 2011 did not include the paragraph which states that this information is being filed in the compliant format; however, the Form 10-Q was filed with the interactive data tagged in XBRL as is required at this time.

The same paragraph did not appear on Form 10-K, filed March 30, 2011; no XBRL data was tagged and for that period, none was required.

The omission of the paragraph on page 1 of these filings denoting whether or not the filing included interactive tagging and providing a question box (yes or no indicating same) was an error which will be corrected on all subsequent filings.

We do not believe that an amendment of either filing is warranted because in the case of the Form 10-K filed on March 30, 2011, the interactive information was not yet required; and in the case of the Form 10-Q filed on August 17, 2011, the interactive information was provided notwithstanding the error of omission of the interactive data statement and answer; and, the company has no website so no action to post information on that website is required.

Should you believe that an amendment of either or both of these forms is required, please advise and we will file same promptly.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filing; that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the fe4deral securities laws of the United States.

Sincerely,

/s/ Harry Nass
Harry Nass, President
One eCommerce Corporation

CC:	John B. Welch, Chairman & CEO
EDGAR as a CORRESP document with the SEC

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